NEWS RELEASE                                                                                  April 2, 2007

CANETIC RESOURCES TRUST FILES 2006 STATEMENT OF RESERVES DATA, MD&A AND FINANCIALS

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust (Canetic) today filed its Annual Information Form (AIF) with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR").  The AIF includes the disclosure and reports relating to reserves data and other oil and gas information for Canetic for the year ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.  Canetic has also filed it’s Form 40-F, which includes the AIF, with United States securities regulatory authorities on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR").

Canetic also announces that it has filed its Management Discussion and Analysis and Audited Consolidated Financial Statements for the year ended December 31, 2006. Canetic previously announced its results for the fourth quarter, 2006 and year ended December 31, 2006 in a press release dated March 8, 2007.

An electronic copy of these documents may be obtained on Canetic's SEDAR profile at www.sedar.com, on Canetic’s EDGAR profile at www.sec.gov or on the Canetic website at www.canetictrust.com.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.

TO RECEIVE A HARD COPY OF THE COMPLETE AUDITED FINANCIAL STATEMENTS FREE OF CHARGE OR FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300
Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com